
CPFL
GERAÇÃO

Bovespa: CPFE3 R$ 16.19/share
NYSE: CPL US$ 17.30/ADR (1 ADR=3 shares)
Total no. of shares = 451.6 million
Market Capitalization: R$ 7.3 billion
Prices of 11/08/04

CPFL ENERGIA ANNOUNCES OPERATING INCOME GROWTH OF 11.7% IN 3Q04

São Paulo, November 8, 2004 – CPFL Energia S.A. (NYSE: CPL and Bovespa: CPFE3), one of the three largest corporations in the Brazilian power sector, with stakes in electricity generation, distribution and commercialization, announces its results for the third quarter of 2004 (3Q04) and the first nine months of 2004 (9M04). The financial and operational information presented herein, except when otherwise indicated, is on a consolidated basis and in accordance with Brazilian Corporate Law. Comparisons are with the third quarter of 2003 (3Q03), unless otherwise stated.

Portuguese Conference Call
Tuesday, November 9, 2004 at 10 a.m. (SP), 7 a.m. (US EST)
☎ **(11) 2101-1490**
Code: CPFL
**Webcast:*
http://ri.cpfl.com.br/

English Conference Call
Tuesday, November 9, 2004 at 12 a.m. (SP), 9 a.m. (US EST)
☎ **(1-973) 582-2710**
Code: CPFL or 5363991
**Webcast:*
http://ri.cpfl.com.br

APIMEC Meeting SP
Wednesday, November 10, 2004 at 4:00 p.m.
Sede Apimec
Rua São Bento, 545
5ª sobreloja, São Paulo
RSVP: (11) 3107-1571

APIMEC Meeting RJ
Friday, November 12, 2004 at 4:00 p.m.
Sede Abamec
Av. Rio Branco, 103
21º andar, Rio de Janeiro
RSVP: (21) 2509-9596

HIGHLIGHTS OF THE THIRD QUARTER 2004 AND FIRST NINE MONTHS OF 2004

- On September 29, CPFL concluded its Initial Public Offering, with the simultaneous listing of its shares on the São Paulo Stock Exchange (Bovespa) – "Novo Mercado" New Market – and the New York Stock Exchange (NYSE) – ADR level III. The operation, structured into primary and secondary offerings, totaled R$ 820.9 million, R$ 684.7 million of which was in new sharesl of CPFL Energia.
- Electricity sales of CPFL Energia increased 6.3% year-on-year for the quarter;
- Consumption by the residential, industrial and commercial categories recorded respective 3Q year-on-year growth of 3.0%, 8.3% and 7.8%;
- Gross operating revenues totaled R$ 2.4 billion, moving up 13.3% year-on-year for the quarter and 19.7% year-on-year for the first nine months;
- Operating costs and expenses fell 3.6% year-on-year for the quarter and 5.3% year-on-year for the first nine months;
- 3Q04 Operating income (income from electric utility service) totaled R$ 180.3 million in 3Q04, an increase of 11.7% compared to R$ 161.5 million in 3Q03. The 9-months accumulated net operating income totaled R$ 800.2 million, up by 81.4% year-on-year compared to the $ 441.1 million for the first nine months of 2003;
- The effects of the 2003 periodic tariff review of the subsidiary CPFL Piratininga, in which ANEEL reassessed the provisional tariff adjustment from 18.08% to 10.51% of the previously utilized remuneration base, were recognized in the third quarter of 2004 . Such effect has caused negative impact of R$ 127 million in the Company's EBITDA and R$ 76 million in the bottom line.

Financial Highlights	3Q04	9M04	3Q03	9M03	Var% 3Q04 / 3Q03	Var% 9M04 / 9M03
Gross Revenue	2,359,917	6,996,464	2,082,342	5,846,599	13.3	19.7
Net Revenue	1,731,923	5,192,876	1,581,213	4,409,145	9.5	17.8
Operating Income	180,334	800,159	161,469	441,163	11.7	81.4
Adjusted EBITDA *	301,198	1,145,322	319,518	981,710	(5.7)	16.7
Net Income (Loss)	(5,991)	118,835	(63,036)	(389,918)	(90.5)	(130.5)

*** Adjustment and reconciliation EBITDA - accounts for the adjustment of interest over debt of Fundação CESP (Pension Plan Entity) included in operating expenses in financial statements.**

BUSINESS HIGHLIGHTS

In the third quarter of 2004, CPFL Energia's* electricity sales increased 6.3% year-on-year for the quarter.

CPFL Energia GWh Sales Volume (*)	2004		2003		% Total	
Consumption Category	**3Q04**	**9M04**	**3Q03**	**9M03**	**%Chg 3Q04 / 3Q03**	**%Chg 9M04 / 9M03**
Residential	2,059	6,188	2,000	6,070	3.0	1.9
Industrial	4,625	13,192	4,271	12,453	8.3	5.9
Commercial	1,181	3,628	1,096	3,473	7.8	4.5
Rural	423	1,180	414	1,107	2.2	6.6
Others	803	2,369	771	2,284	4.2	3.7
TOTAL	**9,091**	**26,557**	**8,552**	**25,387**	**6.3**	**4.6**

(*) Unaudited figures

(*) Consolidated basis: sales to end consumers (100% of CPFL Paulista, 100% of CPFL Piratininga, 67.07% of RGE and 100% of CPFL Brasil)

Follows a detailed analysis of the Company's operating performance per business segment.

- ### Distribution Segment

Consolidated gross operating income for the distribution segment totaled R$ 2.24 billion in the 3T04, 11.8% up year-on-year, while the figure for the first nine months climbed 18.6% year-on-year. 3Q04 and 9M04 EBITDA stood at R$ 205.1 million and R$ 841.9 million, respectively.

The Company had 5.4 million consolidates active consumers on September 30, 2004, a 2.1% growth over the consumers base registered on September 30, 2003. The sales volume totaled 8,263 GWh.

# of Active Consumers	Consolidated		% Chg.
	9/30/2004	9/30/2003	
Residential	4,643,824	4,545,542	2.2
Industrial	81,480	80,168	1.6
Commercial	435,692	427,868	1.8
Rural	229,163	223,380	2.6
Others	42,422	41,976	1.1
TOTAL	**5,432,581**	**5,318,934**	**2.1**

(*) Unaudited **figures**

Distribution Segment GWh Sales Volume (*)	2004		2003		% Total	
Consumption Category	3Q04	9M04	3Q03	9M03	%Chg 3Q04 / 3Q03	%Chg 9M04 / 9M03
Residential	2,059	6,188	1,999	6,069	3.0	2.0
Industrial	3,815	11,277	4,011	11,827	(4.9)	(4.7)
Commercial	1,176	3,613	1,095	3,474	7.4	4.0
Rural	423	1,180	415	1,107	1.9	6.6
Others	790	2,329	771	2,284	2.5	2.0
TOTAL	**8,263**	**24,587**	**8,291**	**24,761**	**(0.3)**	**(0.7)**

(*) Unaudited figures


Others
10%
Residential
25%
Rural
5%
Commercial
14%
Industrial
46%

% of 3Q04 Consolidated

An analysis of variations per consumption category is shown below:

- **Residential Consumers**

This category represented 24.9% of the consolidated electricity market in the third quarter, with total sales of 2,059 GWh, 3.0% up year-on-year. Consumer growth in the concession area was the main reason for the increase.

- **Industrial Consumers**

This category accounted for 46.2% of the Company's consolidated electricity market in the quarter, with sales of 3,815 GWh. Although industrial activity actually moved up, this figure represented a 4.9% year-on-year decline, chiefly due to the migration of some CPFL Paulista and CPFL Piratininga consumers to the free market., most of them contracted by CPFL Brasil.

- **Commercial Consumers**

Commercial consumption moved up 7.4% year-on-year for the quarter, to 1,176 GWh, and 14.2% for the total market. Such improvement was due to the heating up of the economy and the consequent increase in energy retail sales.

- **Other Consumption Categories**

Accounting for 14.7% of the consolidated quarterly market, these other categories (Rural, Government, Public Lighting and Public Services), recorded average year-on-year growth of 2.3% for the quarter.

Commercialization Segment – CPFL Brasil

	R$ thousand				% Total	
	2004		2003			
Energy Supply	**3Q04**	**9M**	**3Q03**	**9M**	**Var% 3Q04/3Q03**	**Var% 9M04/9M03**
Industrial	47,811	116,457	17,627	38,863	171.2	199.7
Commercial	320	919	257	831	24.5	10.6
Public	1,697	4,737	1,279	3,635	32.7	30.3
TOTAL	**49,828**	**122,113**	**19,163**	**43,329**	**160.0**	**181.8**

	GWh				% Total	
	2004		2003			
Energy Supply	**3Q04**	**9M**	**3Q03**	**9M**	**Var% 3Q04/3Q03**	**Var% 9M04/9M03**
Industrial	810	1,915	206	527	294.1	263.4
Commercial	5	15	4	15	9.9	(2.6)
Public	13	40	12	39	8.3	2.6
TOTAL	**828**	**1,970**	**222**	**581**	**272.9**	**238.9**

CPFL Brasil remain focused on the sales expansion to account for a growing marke of free consumers. During the 9M04, sales to free consumers reached 1,970 GWh compared to 581 GWh year-on-year, a significant 239% growth.

Consolidated gross operating income for the commercialization segment totaled R$ 257.1 million in the 3Q04, including businesses in the free market, high value-added services and to the wholesale market,

representing an increase of 123.2% year-on-year. The Company registered a 161.3% increase on 9M04 gross operating income, compared to the same period 2003.

3Q04 EBITDA stood at R$ 37.5 million, no less than 199% higher year-on-year for the quarter. 9M04 EBITDA totaled R$ 113.6 million, an increase of 79.8% compared to the R$ 63.2 million registered on the same period of 2003.

- Generation Segment – CPFL Geração

Consolidated gross operating income from electricity generation segment totaled R$ 77.5 million in the 3Q04, 9.9% up year-on-year. 9M04 consolidated gross operating income increased 12.1% compared to the same period last year. Period and nine-month EBITDA reached R$ 65.2 million and R$ 207.6 million, respectively.

As for the Company's ongoing projects, operational start-up of the Monte Claro plant is scheduled for December 2004, already contributing positively with revenues in this segment during the last quarter of 2004.

The highlight for the period was the granting of licenses for other ongoing projects:

- granting of construction license for Foz do Chapecó power plant on Sept 21, 2004, and
- granting of authorization for green fields suppression at Barra Grande power plant on Sept 15, 2004.

FINANCIAL PERFORMANCE

Being a non-operating holding company, CPFL Energia's results depend directly on those of its subsidiaries, CPFL Paulista (in which it retains a 94.94% stake), CPFL Geração (97.01%) and CPFL Brasil (100%).

The following chart provides an overview of our corporate structure.


CPFL ENERGIA
Distribution
Commercialization
Generation
94.94%
100%
97.0%
CPFL PAULISTA
CPFL BRASIL
CPFL GERAÇÃO
97.41%
CPFL PIRATININGA
67.07%
RGE
100%
CPFL
100%
Semesa
65.00%
Ceran
48.72%
Enercan
40.00%
Foz do Chapecó
25.01%
BAESA
Ongoing construction (6 hidro power plants)

Gross Revenues

The 3Q04 gross revenues moved up 13.3% year-on-year, from R$ 2.082 billion to R$ 2.359 billion, while the nine-month total climbed 19.7% year-on-year, from R$ 5.846 billion to R$ 6.996 billion.

The main drivers for the quarterly improvement were:

i. the April/04 tariff increases by the subsidiaries, CPFL Paulista and RGE,
ii. rise in the total amount of electricity supplied to final consumers on consolidated basis by CPFL Energia, and
iii. change in the October/03 tariff adjustment by the subsidiary, CPFL Piratininga.

i. Tariff increases by the subsidiaries CPFL Paulista and RGE

In the case of CPFL Paulista, the tariff increase was set at 13.6%, plus an additional 1.3% related to the correction applied to the 2003 increase. RGE was treated similarly and granted an additional 0.47% on top of the period increase of 14.4%.

ii. Rise in the total amount of electricity supplied to final consumers on consolidated basis by CPFL Energia

The rise in the total amount of electricity supplied to final consumers, which moved up 6.3% year-on-year for the quarter, from 8,552 GWh to 9,091 GWh, also aided revenue growth. Although some CPFL Paulista and CPFL Piratininga consumers migrated to the free market, they were still using these subsidiaries' distribution

systems and were billed for use of the network. Thus, in addition to electricity-supply revenues *per se*, we must examine revenues from the network usage charge, which totaled R$ 60.4 million for the quarter, substantially higher than the R$ 9.3 million recorded in the same period in 2003. It is worth remembering that almost all these consumers were contracted by the subsidiary CPFL Brasil, which caused an increase in the overall energy supply.

iii. Extraordinary effect from the reassessment of CPFL Piratininga's provisional tariff increase

In October, 2003, ANEEL fixed CPFL Piratininga's tariff adjustment at 18.08%. In order to maintain the principle of tariff modicum and comply with the economic/financial equilibrium condition in the concession contract, the authorized increase was 14.68%. The difference between these percentages has been provisioned since 2003, pursuant to ANEEL's decision, and was due to be recovered over the next three annual tariff adjustments. On October 18, 2004, however, ANEEL provisionally altered the increase to 10.51%. The difference in revenues levied at 14.68% and 10.51% will be financially offset by the tariff adjustment in October, 2005.

As a result, in the third quarter CPFL Piratininga undertook the necessary adjustments to reflect the new established percentage. The effects of these adjustments were as follows:

a. reversion of the asset referring to the differential between 18.08% and 14.68%, booked under "consumers" in the amount of R$ 74.8 million;
b. the booking of provisions related to the negative difference between the percentages of 14.68% and 10.51% in the amount of R$ 64.1 million; and
c. the fiscal effects of these adjustments, amounting to R$ 56.5 million, partially offsetting the above mentioned effects.

Total net effect of this extraordinary item on CPFL Piratininga's consolidated results was R$ 82.3 million, which implies a net result of R$ 76.1 million on CPFL Energia's net income, excluding the minority interests.

Electricity Costs

Electricity Purchased for Resale

Costs from electricity purchases for resale before the deferral of the tariff costs (CVA – Parcel A) totaled R$ 830.8 million in the 3Q04, 8.3% up on the R$ 767.3 million recorded in the third quarter of 2003. The increase was due to the rise in electricity-purchase tariffs, in turn reflecting (i) the passing on of the increase in generation costs and the variation of the IGP-M inflation index, and (ii) the substitution of the electricity in the initial contracts with more expensive energy.

The difference in the deferral of tariff costs (CVA) for electricity purchases for resale – expenses of R$ 34.7 million in the 3Q04, compared to R$ 48.7 million in the 3Q03 – was primarily due to the effect of the variation in the exchange rate on energy acquired from Itaipu by the distributors. After these effects, the balance of electricity purchases for resale totaled R$ 865.5 million for the quarter, 6.1% up on the R$ 815.9 registered in the 3Q03.

As for the first nine months 2004, electricity purchases totalled R$ 2.535 billion, an increase of 13.3% compared to the R$ 2.237 billion registered in the same period 2003.

Electricity Utility Service Costs

Costs from electricity utility service costs before the deferral tariff costs totaled R$ 175.7 million for the quarter, 34.2% more than R$ 130.9 million in the same three months in 2003, primarily reflecting the tariff increase.

The variation in the deferral of tariff costs in the quarter totaled R$ 212.9 million, 87.1% increase compared to R$ 113.3 million in the same period the year before.

Operating Costs / Expenses

Quarterly operating costs and expenses totaled R$ 473.1 million, 3.6% less than the R$ 490.5 million recorded in the same three months in 2003, while the year-to date figure stood at R$ 1.333 billion, 5.3% less than the R$ 1.407 billion registered in the first nine months of the previous year. The main items were:

▪ Personnel

Personnel costs totaled R$ 72.2 million for the quarter, 13.1% up year-on-year due to the renovation of collective wage agreements by the subsidiaries.

▪ Private Pension Plan

Total Private Pension Plan expenses were R$ 53.7 million for the quarter, versus R$ 76.3 million in the same quarter in 2003. The 29.7% reduction was caused by the booking of the adjustments established in CVM Deliberation 371 in the fiscal year of 2003.

▪ Outside Services

This item totaled R$ 61.6 million for the 3Q04, 21.7% up year-on-year, primarily due to CPFL Brasil's increased operations.

▪ Depreciation and Amortization

Quarterly depreciation and amortization stood at R$ 86.3 million, 44.7% down year-on-year, due to the positive effect of the change in the criterion of the new amortization curve for the goodwill from the incorporations made by of CPFL Paulista and RGE, whose terms were altered from 10 years to the remaining term of the concession, based on the projected net income curve, pursuant to ANEEL Resolution. As a result, these expenses fell by R$ 71.7 million compared to 3Q03.

▪ Fuel Usage and Energy Development Quotas (CCC/CDE)

This item totaled R$ 116.9 million for the quarter, 36.1% more than the R$ 85.9 million in the third quarter of 2003, chiefly due to the adjustments applied to Fuel Usage Quota (CCC) and the Energy Development Quota (CDE).

Operating Income (Income from Electric Utility Services)

Third-quarter operating income from electric utility services amounted to R$ 180.3 million, 11.7% increase compared to R$ 161.5 million in the same period the year before, while the year-to-date figure stood at R$ 800.2 million, 81.4% growth compared to R$ 441.1 million in the first nine months of 2003.

The main factors behind the improvement were the tariff increases by the other subsidiaries, despite partially impacted negativelly by the downward revision of CPFL Piratininga's tariff; the upturn in distributed electricity; the containment of operating costs and expenses; and the positive impact of the altered criterion for the new amortization curve for the goodwill from the incorporations made by the distribution companies.

EBITDA

Adjusted quarterly consolidated EBITDA totaled R$ 301.2 million, 5.7% less than the R$ 319.5 million recorded in the same period the year before. The reduction was mainly due to the extraordinary item of CPFL Piratininga, which had a direct effect on 3Q04 revenues.

Financial Income (Expense)

The financial result for the quarter was a net expense of R$ 150.2 million, 36.4% down on the net expense of R$ 236.1 million in the same three months in 2003. The improvement can be explained by (i) the alteration in the amortization curve for the goodwill from the acquisition of RGE in the subsidiary CPFL Paulista; (ii) the reduction in the CDI (Interbank Certificate of Deposit), which remunerates a substantial portion of the parent company and subsidiaries' debt, which were partially offset by the (iii) impact of the dollar variation on CESP's credit receivables and on the subsidiary CPFL Paulista, which resulted in lower financial income in 2004.

Income Tax and Social Contributions

Quarterly income tax and social contributions on net income amounted to expenses of R$ 25.8 million, versus revenues of R$ 6.5 million in the same period the year before. The principal reason for the variation was the income situation in the current period, generating a positive taxable income basis.

Net Income (Loss) for the Period

Taking into consideration all of the above, the company recorded a quarterly net loss of R$ 5.9 million, a substantial improvement over the same period in 2003, when the net loss was R$ 63.0 million. Despite the accounting adjustments related to the alteration to CPFL Piratininga's tariff increase, there was a significant recovery due to the other subsidiaries' tariff adjustments, the higher volume of distributed electricity, the containment of operating costs and expenses and the reduction in financial expenses, and the positive impact of the change in the criterion of the new goodwill amortization curve.

TOTAL DEBT

Financial Debt Position (CPFL Energia - Consolidated)

	09/30/2004				06/30/2004			
	Charges	Principal		Total	Charges	Principal		Total
		Current	Long Term			Current	Long Term	
Local Currency	44,405	625,890	1,658,551	2,328,846	33,583	651,694	1,606,115	2,291,392
Foreign Currency	50,414	275,607	531,059	857,080	53,219	289,910	662,962	1,006,091
Debentures	136,377	251,631	2,394,353	2,782,361	45,531	250,738	2,066,822	2,363,091
TOTAL	231,196	1,153,128	4,583,963	5,968,287	132,333	1,192,342	4,335,899	5,660,574

CPFL Energia's total debt on September 30, 2004 moved up by 5.4% or R$ 307.7 million compared to the period ended on June 30, 2004, as a result of several financial transaction, of which we highlight the R$ 254 million debenture issue by CPFL Paulista last August. Nevertheless, it is important also to analyze the change in net debt of CPFL Energia, as shown below.

Adjusted Net Debt (CPFL Energia - Consolidated)

CPFL Energia (Consolidated) Adjusted Net Debt - R$ Thousand	09/30/2004	06/30/2004	2003	% Chg. 06/30/2004 and 09/30/2003
Local Currency	**2,328,846**	**2,291,392**	**1,817,586**	**1.6**
Current	670,295	685,277	402,127	(2.2)
Long Term	1,658,551	1,606,115	1,415,459	3.3
Foreign Currency	**857,080**	**1,006,091**	**1,189,222**	**(14.8)**
Current	326,021	343,129	458,565	(5.0)
Long Term	531,059	662,962	730,657	(19.9)
Debentures	**2,782,361**	**2,363,091**	**2,532,563**	**17.7**
Fundação CESP	**902,411**	**851,545**	**794,735**	**6.0**
Total Debt (1)	**6,870,698**	**6,512,119**	**6,334,106**	**5.5**
BNDES Regulatory Assets/CVA (2)	**1,466,448**	**1,510,592**	**1,533,060**	**(2.9)**
Adjusted Debt (3) = (1) - (2)	**5,404,250**	**5,001,527**	**4,801,046**	**8.1**
Cash and Cash Equivalents (4)	**947,760**	**591,169**	**374,612**	**60.3**
Adjusted. Net Debt = (4) - (5)	**4,456,490**	**4,410,358**	**4,426,434**	**1.0**

Company's net debt is calculated from Gross Debt*, excluding Fundação CESP, BNDES Regulation Assets, BNDES CVA, BNDES FINEM and other cash and cash equivalents.

The adjusted net debt calculated on September 30, 2004, was R$ 4,456.5 million, a 1% increase compared to R$ 4,410.3 million registered on June 30, 2004. Although total debt in September 2004 increase by 5.4% compared to June 30, 2004, adjusted net debt remains unchanged due to the increase of R$ 356.6 million in cash and cash equivalents in the period.

* Total Debt = Financial Debt + Pension Plan Entity (Fundação CESP).

INVESTMENTS

CPFL Energia's main distribution-segment investments in recent years have been as follows:

- Distribution Segment: Expanding, modernizing and maintaining the electricity network, in order to ensure high standards of quality vis-à-vis supply; administrative and technological infrastructure to support operating processes of distribution companies;

- Generation Segment: Geared to modernizing and maintaining the power plants, in order to ensure maximum output and generation projects *per se*. The company has also invested in administrative and technological infrastructure to support the operational processes of its power generation subsidiaries.

The following table shows the company's investments in the first nine months of 2004 and the three preceding years. It does not include the acquisition costs.

	R$ million			
	Year ended in December 31 of			
	9 month period ended in 9/30/2004	**2003**	**2002**	**2001**
Energy Distribution				
CPFL Paulista	90	125	121	104
CPFL Piratininga	49	64	44	17
Bandeirante Energia	0	0		56
RGE	45	45	53	31
Total	184	234	218	208
Energy Generation	261	331	294	39
Total	445	565	512	247

The company plans to invest approximately R$ 660 million in 2004 and R$ 741 million in 2005. Of the total investments for 2004-2005, R$ 513 million will go to distribution and R$ 888 million to generation. The own capital needs for investments in the generation segment were already guaranteed, given that part of the resources from the IPO will be used for this purpose. The third-parties capital needs are also guaranteed considering that 5 of 6 power plants ongoing projects have already defined financing lines.

RELEVANT FACTS

a) Reverse Stock Split

At the Extraordinary Shareholders' Meeting held on August 13, 2004, CPFL Energia shareholders approved a reverse stock split in the ratio of 1 (one) common book-entry share for every 10 (ten) existing common book-entry shares, with no alteration in company capital.

b) Distribution of Interim Dividends

Pursuant to article 201 of Law 6404/76 and paragraph 1 of article 32 of the bylaws, CPFL Energia proposed the distribution of net income as of June 30, 2004, in the form of dividends, amounting to R$ 124.8 million, applicable to shares extant on that date, equivalent to R$ 30.3071506 per thousand shares. As of September 30, 2004, a partial payment of R$ 100.0 million was made to shareholders.

c) New Market Listing Agreement - BOVESPA

The New Market (*Novo Mercado*) is a listing segment of the São Paulo Stock Exchange (BOVESPA) for the trading of shares issued by companies who voluntarily undertake to adopt "good corporate governance practices" and "disclosure" procedures over and above those already established by Brazilian law. On August 25, 2004, CPFL Energia signed a "New Market Listing Agreement" with the BOVESPA, which implies compliance with a series of corporate rules (Listing Regulation) that increase shareholders' rights, enhance the quality of information provided to shareholders and, by determining the resolution of disputes by an Arbitration Chamber, offering investors the security of a more agile and specialized alternative.

d) CPFL Piratininga - 2003 Tariff Review

ANEEL, via Ratification Resolution 245, of October 18, 2004, ratified the provisional result of the first periodic tariff review presented in Resolution 565, of October 22, 2003, establishing a provisional remuneration base, and altered CPFL Piratininga's tariff adjustment index from 18.08% to 10.51%. The difference between the tariff adjustment of 14.68%, applied on October 23, 2003, and the adjustment of 10.51%, in the amount of R$ 64.1 million, should be financially offset by the tariff adjustment scheduled for October 23, 2005.

SUBSEQUENT EVENTS

a) Public Share Offering

On October 4, 2004, CPFL Energia settled its Public Share Offering, which resulted in the public distribution of 39,579,729 new common, book-entry shares, without par value, denominated "Primary Distribution", and the simultaneous distribution of 7,915,950 common shares held by the selling shareholders, denominated "Secondary Distribution", both at the unit price of R$ 17.22, giving a total of R$ 817.9 million, R$ 681.6 million of which has already been paid in to CPFL Energia's capital.

This was a global offering. The shares from the Brazilian Offering were listed on the BOVESPA and those from the International Offering, in the form of ADSs (each ADS corresponding to 3 common shares), were listed on the NYSE.

Additional Share Issuance Option

Pursuant to the International Purchase Agreement, the Global Coordinator was granted an option to acquire an additional block of shares of up to 15% of the total number initially offered in the international offering. On October 28, 2004, Merrill Lynch, Pierce, Fenner & Smith Incorporated exercised its option and acquired 59,748 ADSs, corresponding to 179,244 common shares. The company will therefore issue these common shares under the same conditions and at the same price as the ADSs initially offered, raising company capital by R$ 3.1 million.

b) Redemption of Debentures / Settlement of Loans

On October 1, 2004, CPFL Energia redeemed all of the 72,199 debentures issued on April 1, 2003, totaling R$ 788.4 million and, on October 4, 2004, fully settled a loan from Banco Itaú BBA, on May 21, 2004, totaling R$ 106.4 million. As of September 30, 2004, these obligations accounted for approximately 88% of CPFL Energia's total debt of R$ 1,010.2 million.

c) Transfer of Share Ownership among Shareholders

In a Relevant Fact published on October 21, 2004, CPFL Energia and the shareholder VBC Energia S.A., announced the transfer of 8,920,744 common CPFL Energia shares, held by VBC Energia S.A. and representing 1.98% of CPFL Energia's total capital, to the shareholder BNDESPAR Participações S.A. As a result, the holdings of VBC Energia S.A. and BNDESPAR now amount to 37.70% and 5.10%, respectively.

d) Incorporation of Draft I Participações S.A.

Following the publication, on October 18, 2004, of ANEEL Ratification Resolution 245, (see "d" above – Relevant Facts), which implied alterations to the accounting balances as of September 30, 2004, with an effect on previously published company documents, on October 28, 2004, the company published a "Notice to Shareholders" canceling the General Shareholders' Meeting called for October 29, 2004, to discuss the incorporation of Draft I Participações S.A. by CPFL Piratininga. This meeting shall be recalled for some time in November, 2004.

e) CPFL Piratininga - 2004 Tariff Review

ANEEL, via Ratification Resolution 246, of October 18, 2004, provisionally ratified the adjustment of CPFL Piratininga's by 14.00%, 10.51% relative to the annual tariff adjustment *per se* and 3.49% relative to the financial components outside that adjustment. The adjustment will be valid from October 23, 2004, until October 22, 2005.

OUTLOOK

CPFL believes its performance will continue to improve in the coming periods, primarily thanks to:

1) A continuous increase in operational efficiency

CPFL has been engaged in a continuous effort to raise operational efficiency and improve its technical and commercial loss indicators.

2) Conclusion of ongoing generation projects

As part of the group's business strategy, CPFL is involved in four generation projects, comprising six hydroelectric plants, five of which are under construction. When all are concluded, the company's installed generating capacity will climb from 880 MW to 1,990 MW by 2008.

3) Expansion and strengthening of commercialization businesses

With the increasing number of consumers in the free electricity market, efficient commercialization is of vital importance. This is exemplified by CPFL Brasil, which has captured many such free consumers, thereby ensuring increased revenues and margins for the CPFL group.

4) Development of added-value products and services
An wide client base, allied to the strength of the CPFL name and the group's expertise, have allowed us to offer added-value electricity-related services, thereby generating more value.

5) Strategic positioning to take advantage of the industry's opportunities

Given that the Brazilian electricity sector is relatively unconsolidated, especially in the distribution segment, we believe there is wide room for a consolidation movement, chiefly through mergers and acquisitions. By developing and perfecting the skills needed to take part in this process, CPFL is strategically positioned to take advantage of any opportunities the industry may offer.

CONTACT OUR INVESTOR RELATIONS AREA

José Antonio de Almeida Filippo – IR Officer
Vitor Fagá de Almeida – IR Manager
Adriana M. Sarinho Ribeiro
Alessandra M. Mazia Munhoz
Daniela Marobi
Marcelo Rizzi de Oliveira
Sílvia Emanoele P. de Paula
Vitor Fagali de Souza

Email: ri@cpfl.com.br
Tel: (5519) 3756-6083
Fax: (5519) 3756-6089

ri.cpfl.com.br

CPFL Energia S.A.

Balance Sheets as of September 30 and June 30, 2004

(in millions of Brazilian reais)

	Company		Consolidated	
ASSETS	**30/9/2004**	**30/6/2004**	**30/9/2004**	**30/6/2004**
CURRENT ASSETS				
Cash and cash equivalents	571,541	297,044	947,760	591,169
Consumers, concessionaires and permittees	-	-	1,543,434	1,523,233
Related parties	103	197,320	-	-
Other receivables	-	-	67,289	68,551
Recoverable taxes	31,952	29,238	243,362	170,766
Derivative contracts	-	-	-	1,830
Allowance for doubtful accounts	-	-	(48,808)	(33,002)
Inventories	-	-	7,752	7,388
Deferred tariff costs	-	-	458,899	447,762
Prepaid expenses	-	-	10,415	10,605
Other	19	-	98,669	105,119
	603,615	**523,602**	**3,328,772**	**2,893,421**
NONCURRENT ASSETS				
Consumers, concessionaires and permittees	-	-	697,981	747,136
Related parties	-	57,866	-	-
Other receivables	-	-	132,038	159,400
Escrow Deposits	-	-	119,834	157,366
Marketable securities	-	-	103,925	850
Recoverable taxes	-	-	49,598	24,255
Derivative contracts	-	-	-	3,308
Deferred taxes	-	-	362,329	356,062
Deferred tariff costs	-	-	603,409	637,447
Prepaid expenses	-	-	2,403	2,898
Other	-	-	99,507	96,814
	-	**57,866**	**2,171,024**	**2,185,536**
PERMANENT ASSETS				
Investments				
Income property	-	-	797,573	801,682
Investments in subsidiaries	3,950,808	3,931,805	-	-
Goodwill or negative goodwill	(12,396)	(12,378)	1,140,966	1,155,726
Other	-	-	30,256	30,256
	3,938,412	**3,919,427**	**1,968,795**	**1,987,664**
Property, plant and equipment	-	-	5,946,089	5,857,812
Special liabilities	-	-	(579,506)	(570,952)
Deferred charges	1,891	4,660	71,925	82,130
	3,940,303	**3,924,087**	**7,407,303**	**7,356,654**
TOTAL ASSETS	**4,543,918**	**4,505,555**	**12,907,099**	**12,435,611**

CPFL Energia S.A.

Balance Sheets as of September 30 and June 30, 2004

(in millions of Brazilian reais)

LIABILITIES AND SHAREHOLDER´S EQUITY	Company		Consolidated	
	30/9/2004	30/6/2004	30/9/2004	30/6/2004
CURRENT LIABILITIES				
Suppliers	378	363	663,436	600,523
Payroll	-	-	3,157	3,283
Debt charges	7,957	4,536	94,819	86,802
Debentures charges	65,902	31,148	136,377	45,531
Loans and financing	111,434	100,000	901,497	941,604
Debentures	-	-	251,631	250,738
Derivative contracts	1,191	-	25,577	576
Private pension plans	-	-	106,401	100,491
Regulatory charges	-	-	67,851	61,594
Taxes and payroll charges	96	998	478,025	380,841
Profit sharing	-	-	4,027	7,997
Dividends and interest on capital	24,825	124,826	32,585	140,667
Related parties	58	-	-	17,669
Accrued liabilities	15	4	35,555	29,343
Reserves	-	-	-	449
Deferred cost variations	-	-	138,049	139,635
Other	-	3	117,171	109,356
	211,856	**261,878**	**3,056,158**	**2,917,099**
LONG TERM LIABILITIES				
Suppliers	-	-	233,105	290,033
Loans and financing	102,909	124,300	2,189,610	2,269,077
Debentures	721,990	721,990	2,394,353	2,066,822
Derivative contracts	12,693	-	20,109	2,712
Private pension plans	-	-	796,010	751,054
Taxes and payroll charges	-	-	100,362	150,814
Reserves for contingencies	-	-	283,896	304,337
Deferred cost variations	-	-	58,320	69,118
Other	103,074	-	192,396	24,155
	940,666	**846,290**	**6,268,161**	**5,928,122**
MINORITY INTERESTS	**-**	**-**	**191,384**	**193,003**
SHAREHOLDERS' EQUITY				
Capital Stock	3,397,387	3,397,387	3,397,387	3,397,387
Accumulated deficit	(5,991)	-	(5,991)	-
	3,391,396	**3,397,387**	**3,391,396**	**3,397,387**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4,543,918**	**4,505,555**	**12,907,099**	**12,435,611**

CPFL Energia S.A.

Statements of Income for the 3rd Quarter and Nine Month Periods ended September 30, 2004 and 2003

(in millions of Brazilian reais, except net income (loss) per thousand shares)

	Company				Consolidated			
	2004		2003		2004		2003	
	3Q	9M	3Q	9M	3Q	9M	3Q	9M
OPERATING REVENUES								
Electricity sales to final consumers	-	-	-	-	2,174,293	6,522,633	1,948,271	5,539,332
Electricity sales to distributors	-	-	-	-	76,172	231,043	70,608	191,525
Distribution system usage charges	-	-	-	-	60,388	150,133	9,305	22,603
Other revenues	-	-	-	-	49,064	92,655	54,158	93,139
	-	-	-	-	2,359,917	6,996,464	2,082,342	5,846,599
DEDUCTIONS FROM OPERATING REVENUES								
ICMS (state VAT)	-	-	-	-	(422,299)	(1,198,416)	(352,209)	(1,004,064)
PIS (tax on revenue)	-	-	-	-	(19,249)	(55,300)	(13,904)	(42,278)
COFINS (tax on revenue)	-	-	-	-	(85,236)	(238,976)	(60,638)	(174,855)
ISS (municipal service tax)	-	-	-	-	(192)	(431)	(207)	(496)
Global reversion quota (RGR)	-	-	-	-	(10,733)	(33,896)	(8,572)	(35,259)
Tariff charges (Resolution 71/2002)	-	-	-	-	(90,285)	(276,569)	(65,599)	(180,502)
	-	-	-	-	(627,994)	(1,803,588)	(501,129)	(1,437,454)
NET OPERATING REVENUES	-	-	-	-	1,731,923	5,192,876	1,581,213	4,409,145
ELECTRICITY SERVICE COSTS								
Cost of electricity								
Electricity purchased for resale	-	-	-	-	(865,508)	(2,535,362)	(815,946)	(2,237,163)
Electricity network usage charges	-	-	-	-	(212,938)	(523,974)	(113,253)	(323,539)
	-	-	-	-	(1,078,446)	(3,059,336)	(929,199)	(2,560,702)
Operating costs								
Personnel	-	-	-	-	(48,326)	(146,592)	(44,844)	(136,427)
Private Pensions Plans	-	-	-	-	(50,371)	(137,278)	(73,480)	(175,098)
Materials	-	-	-	-	(8,742)	(25,456)	(2,922)	(12,015)
Outside services	-	-	-	-	(24,350)	(64,833)	(17,121)	(51,134)
Depreciation and amortization	-	-	-	-	(65,761)	(194,893)	(63,946)	(192,004)
Fuel usage and energy development quotas (CCC / CDE)	-	-	-	-	(116,947)	(334,665)	(85,905)	(247,358)
Other	-	-	-	-	(3,371)	(7,559)	(2,500)	(7,048)
	-	-	-	-	(317,868)	(911,276)	(290,718)	(821,084)
GROSS PROFIT	-	-	-	-	335,609	1,222,264	361,296	1,027,359
OPERATING EXPENSES								
Selling	-	-	-	-	(60,366)	(144,248)	(46,652)	(117,811)
General and administrative	(6,567)	(17,661)	(3,249)	(13,434)	(66,895)	(199,636)	(54,572)	(177,774)
Other	-	-	-	-	(8,497)	(19,669)	(7,392)	(16,981)
Amortization of goodwill from merger	-	-	-	-	(19,517)	(58,552)	(91,211)	(273,630)
	(6,567)	(17,661)	(3,249)	(13,434)	(155,275)	(422,105)	(199,827)	(586,196)
INCOME (LOSS) FROM ELECTRIC UTILITY SERVICES	(6,567)	(17,661)	(3,249)	(13,434)	180,334	800,159	161,469	441,163
EQUITY IN SUBSIDIARIES	19,004	224,588	(2,673)	(128,569)	-	-	-	-
FINANCIAL INCOME (EXPENSE)								
Income	22,923	42,925	4,531	8,014	111,420	329,514	157,263	418,473
Expense	(41,351)	(130,813)	(61,645)	(255,929)	(261,590)	(824,626)	(393,387)	(1,254,153)
Interest on capital	-	52,110	-	-	-	(3,180)	-	-
	(18,428)	(35,778)	(57,114)	(247,915)	(150,170)	(498,292)	(236,124)	(835,680)
INCOME (LOSS) FROM OPERATIONS	(5,991)	171,149	(63,036)	(389,918)	30,164	301,867	(74,655)	(394,517)
NONOPERATING INCOME								
Nonoperating Income	-	33	-	-	1,723	4,739	28,888	47,851
Nonoperating Expense	-	(237)	-	-	(5,545)	(13,307)	(2,929)	(8,188)
	-	(204)	-	-	(3,822)	(8,568)	25,959	39,663
INCOME (LOSS) BEFORE TAXES ON INCOME AND EXTRAORDINARY ITEM	(5,991)	170,945	(63,036)	(389,918)	26,342	293,299	(48,696)	(354,854)
Social contributions	-	-	-	-	(19,123)	(54,008)	5,370	(7,703)
Deferrred social contribution tax	-	-	-	-	12,466	16,128	(4,589)	6,939
Income tax	-	-	-	-	(54,327)	(147,367)	(4,402)	(40,740)
Deferred income tax	-	-	-	-	35,167	40,336	(2,889)	22,787
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND MINORITY INTERESTS	(5,991)	170,945	(63,036)	(389,918)	525	148,388	(55,206)	(373,571)
Extraordinary item, net of taxes effects	-	-	-	-	(8,133)	(24,397)	(8,132)	(24,397)
INCOME (LOSS) BEFORE MINORITY INTERESTS	(5,991)	170,945	(63,036)	(389,918)	(7,608)	123,991	(63,338)	(397,968)
Minority interests	-	-	-	-	1,617	(8,336)	302	8,050
INCOME (LOSS) BEFORE REVERSION OF INTEREST ON CAPITAL	(5,991)	170,945	(63,036)	(389,918)	(5,991)	115,655	(63,036)	(389,918)
Reversal of interest on own capital	-	(52,110)	-	-	-	3,180	-	-
NET INCOME (LOSS) FOR THE PERIOD	(5,991)	118,835	(63,036)	(389,918)	(5,991)	118,835	(63,036)	(389,918)
NET INCOME (LOSS) PER THOUSAND SHARES - R$		0.26		(0.11)				

Statements of Cash Flow for the Quarter ended September 30, 2004 and 2003
(in thoursands of Brazilian reais)

	Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Cash flow from operating activities				
Net income (loss) for the period	**118,835**	**(389,918)**	**118,835**	**(389,918)**
Minority Interest			8,336	(8,050)
Items not affecting cash				
Retulatory Assets			(76,218)	(199,823)
Depreciation and Goodwill Amortization			271,983	482,745
Provisions			26,078	7,042
Interest Ownership Goodwill Amortization	55	(912)	44,278	122,092
Monetary Adjustments	(1,301)		85,029	(83,685)
Interest on Long Term loans	-	-	11,113	6,436
Pension Plans Expenses			89,551	130,651
Equity Income	(224,588)	128,569		-
Gain/Loss in write-off by sale of assets	204		308	(39,769)
Gain/Loss in write-off of permanent assets			5,517	325
Deferred income tax and social contribution			(56,464)	(29,726)
Others			(45)	5,997
Decrease (Increase) in operating assets	**(106,795)**	**(262,261)**	**528,302**	**4,318**
Consumers and resellers			79,521	299,317
Debtors			26,919	19,865
Derivatives			6,045	217,625
Subsidiaries, Parent Companies and Other related Companies-Interest	(103)	(732)		-
Receivalble Taxes	(6,356)	(2,744)	(36,355)	15,906
Dividends Received	250,582			-
Stock			178	190
Tariff Costs Deferral			(28,848)	(168,810)
Deferred costs	8,135		126	(16,917)
Judicial deposits			(22,137)	3,922
Other Operating Assets	580	3,065	10,267	(4,187)
	252,838	**(411)**	**35,715**	**366,911**
Increase (decrease) in liabilities				
Accounts payable to suppliers and contractors	(28)	57	73,635	7,311
Taxes and contribution	(216)	184	53,169	74,615
Payroll			132	(2,855)
Subsidiaries, Parent Companies and Other related Companies	58			-
Tariff Costs Deferral			8,558	134,126
Other obligation with Pension Plan Entities			4,818	1,629
Debt Interest	(63,856)	118,974	(37,265)	139,084
Derivatives	13,884		22,477	84,516
Loans and Financing-Interest Capitalized on Principal			111,834	29,067
Regulatory Taxes			32,431	(33,006)
Other liabilities	10	4	10,230	20,639
	(50,148)	**119,219**	**280,019**	**455,126**
Net cash from operating activities	**95,895**	**(143,453)**	**844,036**	**826,355**
Cash flows from investing activities				
Acquisition of property, plant and equipment			(444,692)	(344,986)
Special Obligation			35,964	32,466
Increase in Deferred Assets			(1,742)	(3,724)
Advancement for Future Capital Increase		222,164	-	6,870
Sale of Permanent assets			7,094	230,397
Bonds and Securities	12,120		(97,000)	87,021
	12,120	**222,164**	**(500,376)**	**8,044**
Cash flows from financing activities				
Financing and Debentures	318,716	900,000	1,432,128	2,025,464
Amortization of loans, financing and debentures		(1,707,621)	(1,091,449)	(3,698,447)
Paid Dividends	(100,000)		(110,106)	(986)
Deferred	(1,084)	(11,625)	(1,084)	(11,625)
Advancement for future capital increase		800,000		800,000
Transactions with subsidiaries and related companies	164,556	(59,572)		19,125
Net cash used in financing activities	**382,188**	**(78,818)**	**229,489**	**(866,469)**
Decrease in cash equivalents by disposal				**(1,138)**
Net increase (decrease) in cash equivalents	**490,203**	**(107)**	**573,149**	**(33,208)**
Cash and cash equivalents - beginning of the period	**81,338**	**162**	**374,612**	**176,689**
Cash and cash equivalents - end of the period	**571,541**	**55**	**947,760**	**143,479**